SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 13E-3

RULE 13e-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 5)

Dole Food Company, Inc.

(Name of the Issuer)

Dole Food Company, Inc.

David H. Murdock

DFC Holdings, LLC

DFC Merger Corp.

Castle & Cooke Investments, Inc.

Castle & Cooke Holdings, Inc.

David H. Murdock Living Trust dated May 28, 1986, as amended

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

256603 101

(CUSIP Number of Class of Securities)

C. Michael Carter Dole Food Company, Inc. One Dole Drive Westlake Village, California 91362 (818) 874-4000	David H. Murdock c/o Castle & Cooke, Inc. 10900 Wilshire Boulevard Los Angeles, California 90024 (310) 208-3636	Scott Griswold DFC Holdings, LLC c/o Castle & Cooke, Inc. 10900 Wilshire Boulevard Los Angeles, California 90024 (310) 208-3636

(Name, Address and Telephone Number of Persons Authorized to Receive Notices

and Communications on Behalf of the Persons Filing Statement)

With copies to:

Gibson, Dunn & Crutcher LLP 2029 Century Park East Los Angeles, California 90067 Attention: Jonathan Layne (310) 552-8500	Paul Hastings LLP 695 Town Center Drive, 17th Floor Costa Mesa, California 92626 Attention: Peter J. Tennyson (714) 668-6200	Sullivan & Cromwell LLP 1888 Century Park East, 21st Floor Los Angeles, California 90067 Attention: Alison S. Ressler (310) 712-6600

This statement is filed in connection with (check the appropriate box):

a. ☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$745,647,047	$101,706.26

*	The filing fee was determined based on the aggregate merger consideration, which is the sum of (a) the product of 54,615,380 shares of common stock (including 295,200 shares subject to time-based and performance-based restricted stock units and shares of restricted stock) and the merger consideration of $13.50 per share (equal to $737,307,630) and (b) the difference between the merger consideration of $13.50 per share and the exercise price per share of each of the 3,168,667 stock options outstanding for which the exercise price per share is less than $13.50 (equal to $8,339,417). In accordance with Exchange Act Rule 0-11(c), the filing fee of $101,706.26 was determined by multiplying 0.0001364 by the aggregate merger consideration of $745,647,047.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $101,706.26

Form or Registration No.: Schedule 14A

Filing Party: Dole Food Company, Inc.

Date Filed: August 21, 2013

Neither the Securities and Exchange Commission nor any state securities regulatory agency has approved or disapproved the merger, passed upon the merits or fairness of the merger or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

Introduction.

This Amendment No. 5 to the Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits attached hereto (as amended, this “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”) jointly by the following persons (each, a “Filing Person” and, collectively, the “Filing Persons”): (i) Dole Food Company, Inc., a Delaware corporation (the “Company”), the issuer of the common stock, par value $0.001 per share (the “Common Stock”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (ii) David H. Murdock, the Company’s Chairman and Chief Executive Officer; (iii) DFC Holdings, LLC, a Delaware limited liability company (“Parent”); (iv) DFC Merger Corp., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser,” and together with Mr. Murdock and Parent, the “Purchaser Parties”); (v) Castle & Cooke Investments, Inc., a Delaware corporation (“Investments”); (vi) Castle & Cooke Holdings, Inc., a Delaware corporation (“Holdings” and, together with Investments, the “Castle Filing Persons”) and (vii) the David H. Murdock Living Trust dated May 28, 1986, as amended.

On August 11, 2013, the Company entered into an Agreement and Plan of Merger (as amended on August 19, 2013 and September 19, 2013 and as further amended from time to time, the “Merger Agreement”) with the Purchaser Parties. Pursuant to the Merger Agreement, Purchaser will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent. Concurrently with the filing of this Schedule 13E-3, the Company is filing a definitive proxy statement (the “Proxy Statement”) under Section 14(a) of the Exchange Act, pursuant to which the Company’s Board of Directors will be soliciting proxies from stockholders of the Company in connection with the Merger. The consummation of the Merger is conditioned upon the affirmative vote of the holders of (i) at least a majority of the shares of Common Stock outstanding and entitled to vote at the special meeting, and (ii) at least a majority of the outstanding shares of Common Stock not beneficially owned by the Purchaser Parties or their affiliates, or by the directors and executive officers of the Company (which condition is non-waivable). A copy of the Proxy Statement is attached hereto as Exhibit (a)(1) and a copy of the Merger Agreement is attached as Appendix A to the Proxy Statement.

Under the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each outstanding share of Common Stock will be converted into the right to receive $13.50 in cash, other than (i) shares held by the Purchaser Parties or their affiliates or by the Company and its subsidiaries, which will be cancelled without any payment, and (ii) shares held by stockholders who properly demand and perfect appraisal rights under Delaware law. Each stock option (other than those held by Mr. Murdock) outstanding immediately prior to the Effective Time, whether vested or unvested, will be converted into the right to receive cash (without interest and net of applicable withholding taxes) in an amount equal to the product of (a) $13.50, minus the applicable exercise price per share of the option, and (b) the number of shares of Common Stock issuable upon exercise of the option, which amount will be paid within 15 days after the Effective Time. Each restricted stock award and restricted stock unit (“RSU”) (including both time-based RSUs and performance shares, which are performance-based RSUs) outstanding immediately prior to the Effective Time will be converted into the right to receive cash (without interest and net of applicable withholding taxes) in an amount equal to the product of (x) $13.50, and (y) the number of shares of Common Stock subject to such award, which amount will be paid within 15 days after the vesting date of the applicable award, subject to the continued employment of the holder thereof with the Company or any of its subsidiaries through the vesting date and the achievement of the applicable performance metric, if any (which performance metric will be adjusted in connection with the Merger). If the Merger is completed, the Company will continue its operations as a privately held company beneficially owned by Mr. Murdock, and the Common Stock will no longer be listed on the New York Stock Exchange.

Mr. Murdock, the Company’s Chairman of the Board of Directors and Chief Executive Officer, controls Parent through his beneficial ownership of 100% of its outstanding membership interests. As of September 27, 2013, Mr. Murdock beneficially owned, in the aggregate, 35,823,585 shares of Common Stock (including 255,000 shares subject to stock options that are currently exercisable), or approximately 39.5% of the total number of outstanding shares of Common Stock, and has agreed to contribute, or cause to be contributed, all of such shares (other than shares subject to equity awards) to Purchaser immediately prior to the consummation of the Merger.

The cross reference sheet below is being supplied pursuant to General Instruction G to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information set forth in the Proxy Statement, including the schedules and appendices attached thereto, is hereby incorporated herein by reference, and the responses to each such item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the schedule and appendices thereto. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement.

All information contained in this Schedule 13E-3 concerning any Filing Person has been provided by such Filing Person and no Filing Person, including the Company, has produced any disclosure with respect to any other Filing Person.

Item 1.	Summary Term Sheet.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

Item 2.	Subject Company Information.

(a)	Name and Address: The name of the subject company is Dole Food Company, Inc., a Delaware corporation (the “Company” or “Dole”). The Company’s executive offices are located at One Dole Drive, Westlake Village, CA 91362 and its telephone number is (818) 874-4000.

(b)	Securities: The subject class of equity securities is the common stock, par value $0.001 per share, of the Company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“The Special Meeting—Voting Rights; Quorum”

“Information about Dole—Security Ownership of Certain Beneficial Owners and Management”

(c)	Trading Market and Price: The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Information about Dole—Market Price of Dole Common Stock and Dividend Information”

(d)	Dividends: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Merger Financing”

“The Merger Agreement—Interim Operations”

“Information about Dole—Market Price of Dole Common Stock and Dividend Information”

(e)	Prior Public Offerings: Not applicable.

(f)	Prior Stock Purchases: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Information about Dole—Transactions in Dole Common Stock”

“Information Concerning the Purchaser Parties and the Castle Filing Persons”

Item 3.	Identity and Background of Filing Person.

(a)	Name and Address: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Information about Dole—Background”

“Information about Dole—Directors and Executive Officers”

“Information about Dole—Security Ownership of Certain Beneficial Owners and Management”

“Information Concerning the Purchaser Parties and the Castle Filing Persons”

Schedule I—Information Concerning Parent and Purchaser

Schedule II—Information Concerning the Castle Filing Persons

(b)	Business and Background of Entities: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger and Special Committee Proceedings”

“Information about Dole—Background”

“Information Concerning the Purchaser Parties and the Castle Filing Persons”

Schedule I—Information Concerning Parent and Purchaser

Schedule II—Information Concerning the Castle Filing Persons

(c)	Business and Background of Natural Persons: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Information about Dole—Background”

“Information about Dole—Directors and Executive Officers”

“Information about Dole—Security Ownership of Certain Beneficial Owners and Management”

“Information about Dole—Related Party Transactions”

“Information Concerning the Purchaser Parties and the Castle Filing Persons”

Schedule I—Information Concerning Parent and Purchaser

Schedule II—Information Concerning the Castle Filing Persons

Item 4.	Terms of the Transaction.

(a)	Material Terms.

(1)	Tender Offers. Not applicable.

(2)	Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger and Special Committee Proceedings”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Purposes and Reasons of Dole for the Merger”

“Special Factors—Purposes and Reasons of the Purchaser Parties and the Castle Filing Persons for the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Plans for Dole after the Merger”

“Special Factors—Structure of the Merger”

“Special Factors—Payment of the Merger Consideration and Surrender of Stock Certificates”

“Special Factors—Interests of Dole’s Directors and Executive Officers in the Merger; Potential Conflicts of Interest”

“Special Factors—Potential Change of Control Payments to Named Executive Officers”

“Special Factors—Material U.S. Federal Income Tax Consequences”

“Special Factors—Anticipated Accounting Treatment of the Merger”

“The Merger Agreement—Conditions to the Merger”

“The Merger Agreement—Treatment of Stock Options, RSUs, Restricted Stock, Performance Shares and LTIP”

“The Special Meeting—Voting Rights; Quorum”

“Approval of the Merger Proposal (Proposal 1)—Vote Required and Board Recommendation”

Appendix A—Agreement and Plan of Merger

(c)	Different Terms: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Purposes and Reasons of Dole for the Merger”

“Special Factors—Purposes and Reasons of the Purchaser Parties and the Castle Filing Persons for the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Payment of the Merger Consideration and Surrender of Stock Certificates”

“Special Factors—Interests of Dole’s Directors and Executive Officers in the Merger; Potential Conflicts of Interest”

“Special Factors—Potential Change of Control Payments to Named Executive Officers”

“The Merger Agreement—Treatment of Stock Options, RSUs, Restricted Stock, Performance Shares and LTIP”

(d)	Appraisal Rights: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Appraisal Rights”

“The Special Meeting—Appraisal Rights”

Appendix C—Section 262 of the General Corporation Law of the State of Delaware

(e)	Provisions for Unaffiliated Security Holders: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Information about Dole—Background”

“Information Concerning the Purchaser Parties and the Castle Filing Persons”

(f)	Eligibility for Listing or Trading: Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a)	Transactions: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Information about Dole—Directors and Executive Officers”

“Information about Dole—Security Ownership of Certain Beneficial Owners and Management”

“Information about Dole—Related Party Transactions”

(b)-(c)	Significant Corporate Events; Negotiations or Contacts: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger and Special Committee Proceedings”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Position of the Purchaser Parties and the Castle Filing Persons as to the Fairness of the Merger to Dole’s Unaffiliated Stockholders”

“Special Factors—Consultation with Deutsche Bank, Financial Advisor to Mr. Murdock”

“Special Factors—Purposes and Reasons of Dole for the Merger”

“Special Factors—Purposes and Reasons of the Purchaser Parties and the Castle Filing Persons for the Merger”

“Special Factors—Merger Financing”

“Special Factors—Interests of Dole’s Directors and Executive Officers in the Merger; Potential Conflicts of Interest”

“Special Factors—Potential Change of Control Payments to Named Executive Officers”

“The Merger Agreement”

“Information about Dole—Related Party Transactions”

Appendix A—Agreement and Plan of Merger

(e)	Agreements Involving the Subject Company’s Securities: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger and Special Committee Proceedings”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Merger Financing”

“Special Factors—Interests of Dole’s Directors and Executive Officers in the Merger; Potential Conflicts of Interest”

“Special Factors—Potential Change of Control Payments to Named Executive Officers”

“The Merger Agreement—Voting”

“The Merger Agreement—Financing”

“Information about Dole—Related Party Transactions”

Appendix A—Agreement and Plan of Merger

Item 6.	Purposes of the Transaction and Plans or Proposals.

(b)	Use of Securities Acquired: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Plans for Dole after the Merger”

“Special Factors—Interests of Dole’s Directors and Executive Officers in the Merger; Potential Conflicts of Interest”

“The Merger Agreement—Treatment of Stock Options, RSUs, Restricted Stock, Performance Shares and LTIP”

Appendix A—Agreement and Plan of Merger

(c)(1)-(8)	Plans: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger and Special Committee Proceedings”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Position of the Purchaser Parties and the Castle Filing Persons as to the Fairness of the Merger to Dole’s Unaffiliated Stockholders”

“Special Factors—Purposes and Reasons of Dole for the Merger”

“Special Factors—Purposes and Reasons of the Purchaser Parties and the Castle Filing Persons for the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Plans for Dole after the Merger”

“Special Factors—Structure of the Merger”

“Special Factors—Payment of the Merger Consideration and Surrender of Stock Certificates”

“Special Factors—Merger Financing”

“Special Factors—Interests of Dole’s Directors and Executive Officers in the Merger; Potential Conflicts of Interest”

“Special Factors—Potential Change of Control Payments to Named Executive Officers”

“The Merger Agreement—The Merger”

“The Merger Agreement—Treatment of Stock Options, RSUs, Restricted Stock, Performance Shares and LTIP”

“The Merger Agreement—Interim Operations”

“The Merger Agreement—Employee Benefits”

“The Merger Agreement—Financing”

Appendix A—Agreement and Plan of Merger

Item 7.	Purposes, Alternatives, Reasons and Effects.

(a)	Purposes: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger and Special Committee Proceedings”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Position of the Purchaser Parties and the Castle Filing Persons as to the Fairness of the Merger to Dole’s Unaffiliated Stockholders”

“Special Factors—Purposes and Reasons of Dole for the Merger”

“Special Factors—Purposes and Reasons of the Purchaser Parties and the Castle Filing Persons for the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Plans for Dole after the Merger”

(b)	Alternatives: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger and Special Committee Proceedings”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Opinion of Financial Advisor to the Special Committee”

“Special Factors—Position of the Purchaser Parties and the Castle Filing Persons as to the Fairness of the Merger to Dole’s Unaffiliated Stockholders”

“Special Factors—Consultation with Deutsche Bank, Financial Advisor to Mr. Murdock”

“Special Factors—Purposes and Reasons of the Purchaser Parties and the Castle Filing Persons for the Merger”

(c)	Reasons: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger and Special Committee Proceedings”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Opinion of Financial Advisor to the Special Committee”

“Special Factors—Position of the Purchaser Parties and the Castle Filing Persons as to the Fairness of the Merger to Dole’s Unaffiliated Stockholders”

“Special Factors—Consultation with Deutsche Bank, Financial Advisor to Mr. Murdock”

“Special Factors—Purposes and Reasons of Dole for the Merger”

“Special Factors—Purposes and Reasons of the Purchaser Parties and the Castle Filing Persons for the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Plans for Dole after the Merger”

Appendix B—Opinion of Lazard Frères & Co. LLC

(d)	Effects: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger and Special Committee Proceedings”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Purposes and Reasons of Dole for the Merger”

“Special Factors—Purposes and Reasons of the Purchaser Parties and the Castle Filing Persons for the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Plans for Dole after the Merger”

“Special Factors—Structure of the Merger”

“Special Factors—Payment of the Merger Consideration and Surrender of Stock Certificates”

“Special Factors—Merger Financing”

“Special Factors—Interests of Dole’s Directors and Executive Officers in the Merger; Potential Conflicts of Interest”

“Special Factors—Potential Change of Control Payments to Named Executive Officers”

“Special Factors—Estimated Fees and Expenses of the Merger”

“Special Factors—Appraisal Rights”

“Special Factors—Material U.S. Federal Income Tax Consequences”

“The Merger Agreement—The Merger”

“The Merger Agreement—Treatment of Stock Options, RSUs, Restricted Stock, Performance Shares and LTIP”

“The Merger Agreement—Interim Operations”

“The Merger Agreement—Financing”

“The Special Meeting—Appraisal Rights”

Appendix A—Agreement and Plan of Merger

Appendix C—Section 262 of the General Corporation Law of the State of Delaware

Item 8.	Fairness of the Transaction.

(a)-(b)	Fairness; Factors Considered in Determining Fairness: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger and Special Committee Proceedings”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Opinion of Financial Advisor to the Special Committee”

“Special Factors—Position of the Purchaser Parties and the Castle Filing Persons as to the Fairness of the Merger to Dole’s Unaffiliated Stockholders”

“Special Factors—Consultation with Deutsche Bank, Financial Advisor to Mr. Murdock”

“Special Factors—Purposes and Reasons of Dole for the Merger”

“Special Factors—Purposes and Reasons of the Purchaser Parties and the Castle Filing Persons for the Merger”

“Special Factors—Interests of Dole’s Directors and Executive Officers in the Merger; Potential Conflicts of Interest”

“Special Factors—Potential Change of Control Payments to Named Executive Officers”

Appendix B—Opinion of Lazard Frères & Co. LLC

The presentation dated June 24, 2013 prepared by Deutsche Bank Securities Inc. and reviewed by the Special Committee of the Board of Directors of the Company (the “Special Committee”) is attached hereto as Exhibit (c)(2) and is incorporated by reference herein.

The discussion materials dated May 2, 2013, May 14, 2013, May 22, 2013, May 23, 2013, July 15, 2013 and July 24, 2013 prepared by Deutsche Bank Securities Inc. and reviewed by the Purchaser Parties and the Castle Filing Persons are attached hereto as Exhibits (c)(3)-(c)(8) and are incorporated by reference herein.

The presentation dated August 11, 2013 prepared by Lazard Frères & Co. LLC. and reviewed by the Special Committee is attached hereto as Exhibit (c)(9) and is incorporated by reference herein.

(c)	Approval of Security Holders: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“The Merger Agreement—Conditions to the Merger”

“Approval of the Merger Proposal (Proposal 1)—Vote Required and Board Recommendation”

Appendix A—Agreement and Plan of Merger

(d)	Unaffiliated Representative: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger and Special Committee Proceedings”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Position of the Purchaser Parties and the Castle Filing Persons as to the Fairness of the Merger to Dole’s Unaffiliated Stockholders”

(e)	Approval of Directors: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger and Special Committee Proceedings”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Position of the Purchaser Parties and the Castle Filing Persons as to the Fairness of the Merger to Dole’s Unaffiliated Stockholders”

“The Special Meeting—Recommendations of the Board and the Special Committee”

“Approval of the Merger Proposal (Proposal 1)—Vote Required and Board Recommendation”

(f)	Other Offers: Not Applicable.

Item 9.	Reports, Opinions, Appraisals and Negotiations.

(a)-(c)	Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger and Special Committee Proceedings”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Opinion of Financial Advisor to the Special Committee”

“Special Factors—Position of the Purchaser Parties and the Castle Filing Persons as to the Fairness of the Merger to Dole’s Unaffiliated Stockholders”

“Special Factors—Consultation with Deutsche Bank, Financial Advisor to Mr. Murdock”

“Other Matters—Available Information”

Appendix B—Opinion of Lazard Frères & Co. LLC

The presentation dated June 24, 2013 prepared by Deutsche Bank Securities Inc. and reviewed by the Special Committee is attached hereto as Exhibit (c)(2) and is incorporated by reference herein.

The discussion materials dated May 2, 2013, May 14, 2013, May 22, 2013, May 23, 2013, July 15, 2013 and July 24, 2013 prepared by Deutsche Bank Securities Inc. and reviewed by the Purchaser Parties and the Castle Filing Persons are attached hereto as Exhibits (c)(3)-(c)(8) and are incorporated by reference herein.

The presentation dated August 11, 2013 prepared by Lazard Frères & Co. LLC. and reviewed by the Special Committee is attached hereto as Exhibit (c)(9) and is incorporated by reference herein.

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of Common Stock or any representative who has been so designated in writing.

Item 10.	Source and Amounts of Funds or Other Consideration.

(a)	Source of Funds: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Consultation with Deutsche Bank, Financial Advisor to Mr. Murdock”

“Special Factors—Merger Financing”

“The Merger Agreement—Financing”

Appendix A—Agreement and Plan of Merger

(b)	Conditions: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Merger Financing”

“The Merger Agreement—Financing”

Appendix A—Agreement and Plan of Merger

(c)	Expenses: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Estimated Fees and Expenses of the Merger”

“The Merger Agreement—Expenses”

“The Merger Agreement—Purchaser Termination Fee”

Appendix A—Agreement and Plan of Merger

(d)	Borrowed Funds: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Merger Financing”

“The Merger Agreement—Financing”

Appendix A—Agreement and Plan of Merger

Item 11.	Interest in Securities of the Subject Company.

(a)	Securities Ownership: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Dole’s Directors and Executive Officers in the Merger; Potential Conflicts of Interest”

“Information about Dole—Security Ownership of Certain Beneficial Owners and Management”

“Information Concerning the Purchaser Parties and the Castle Filing Persons”

Schedule I—Information Concerning Parent and Purchaser

Schedule II—Information Concerning the Castle Filing Persons

(b)	Securities Transactions: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Information about Dole—Transactions in Dole Common Stock”

“Information Concerning the Purchaser Parties and the Castle Filing Persons”

Schedule I—Information Concerning Parent and Purchaser

Schedule II—Information Concerning the Castle Filing Persons

Item 12.	The Solicitation or Recommendation.

(d)	Intent to Tender or Vote in a Going-Private Transaction: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Dole’s Directors and Executive Officers in the Merger; Potential Conflicts of Interest”

“Special Factors—Intent to Vote”

“The Merger Agreement—Voting”

Appendix A—Agreement and Plan of Merger

(e)	Recommendations of Others: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger and Special Committee Proceedings”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Position of the Purchaser Parties and the Castle Filing Persons as to the Fairness of the Merger to Dole’s Unaffiliated Stockholders”

“Special Factors—Purposes and Reasons of the Purchaser Parties and the Castle Filing Persons for the Merger”

“The Special Meeting—Recommendations of the Board and the Special Committee”

“Approval of the Merger Proposal (Proposal 1)—Vote Required and Board Recommendation”

Item 13.	Financial Statements.

(a)	Financial Information: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Information about Dole—Selected Historical Consolidated Financial Data”

“Information about Dole—Ratio of Earnings to Fixed Charges”

“Information about Dole—Book Value Per Share”

“Other Matters—Available Information”

“Other Matters—Information Incorporated by Reference”

The audited financial statements set forth in Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 29, 2012 and the financial statements set forth in Part I, Item 1 of the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 23, 2013 and June 15, 2013 are incorporated herein by reference.

(b)	Pro Forma Information: Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)-(b)	Solicitations or Recommendations; Employee and Corporate Assets: The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger and Special Committee Proceedings”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Interests of Dole’s Directors and Executive Officers in the Merger; Potential Conflicts of Interest”

“Special Factors—Estimated Fees and Expenses of the Merger”

“The Special Meeting—Proxy Solicitation”

Appendix A—Agreement and Plan of Merger

Item 15.	Additional Information.

(b)	Golden Parachute Compensation. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Dole’s Directors and Executive Officers in the Merger; Potential Conflicts of Interest”

“Special Factors—Potential Change of Control Payments to Named Executive Officers”

(c)	Other Material Information. The entirety of the Proxy Statement, including the schedule and appendices attached thereto, is incorporated herein by reference.

Item 16.	Exhibits.

(a)(1)	Proxy Statement of Dole Food Company, Inc. (incorporated herein by reference to the Schedule 14A filed concurrently with this Schedule 13E-3).

(a)(2)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(3)	Letter to Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(4)	Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(5)	Press Release issued by Dole Food Company, Inc., dated August 12, 2013 (incorporated herein by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on August 12, 2013).

(a)(6)	Press Release issued by Dole Food Company, Inc., dated September 11, 2013 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 11, 2013).

(b)(1)†	Commitment Letter, dated August 11, 2013, among Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, The Bank of Nova Scotia and DFC Holdings, LLC.

(b)(2)*†	Fee Letter, dated August 11, 2013, among Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, The Bank of Nova Scotia and DFC Holdings, LLC.

(c)(1)	Opinion of Lazard Frères & Co. LLC, dated August 11, 2013 (incorporated herein by reference to Appendix B of the Proxy Statement).

(c)(2)†	Presentation of Deutsche Bank Securities Inc. to the Special Committee, dated June 24, 2013.

(c)(3)†	Discussion Materials, dated May 2, 2013 prepared by Deutsche Bank Securities Inc., provided to David H. Murdock.

(c)(4)†	Discussion Materials, dated May 14, 2013 prepared by Deutsche Bank Securities Inc., provided to David H. Murdock.

(c)(5)†	Discussion Materials, dated May 22, 2013 prepared by Deutsche Bank Securities Inc., provided to David H. Murdock.

(c)(6)†	Discussion Materials, dated May 23, 2013 prepared by Deutsche Bank Securities Inc., provided to David H. Murdock.

(c)(7)†	Discussion Materials, dated July 15, 2013 prepared by Deutsche Bank Securities Inc., provided to David H. Murdock.

(c)(8)†	Discussion Materials, dated July 24, 2013 prepared by Deutsche Bank Securities Inc., provided to David H. Murdock.

(c)(9)†	Presentation of Lazard Frères & Co. LLC to the Special Committee, dated August 11, 2013.

(d)(1)	Agreement and Plan of Merger, dated August 11, 2013, among DFC Holdings, LLC, DFC Merger Corp., David H. Murdock and Dole Food Company, Inc., as amended on August 19, 2013 and September 19, 2013 (incorporated herein by reference to Appendix A of the Proxy Statement).

(d)(2)†	Equity Commitment Letter and Guarantee, dated August 11, 2013, among David H. Murdock, DFC Holdings, LLC and Dole Food Company, Inc.

(d)(3)	Letter Agreement, dated August 11, 2013, by and between David H. Murdock and Dole Food Company, Inc. (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 12, 2013).

(f)(1)	Section 262 of the General Corporation Law of the State of Delaware (incorporated herein by reference to Appendix C of the Proxy Statement).

*	Certain portions of this exhibit have been redacted and separately filed with the Securities and Exchange Commission pursuant to a request for confidential treatment.
†	Previously filed.

SIGNATURES

After due inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of October 2, 2013

Dole Food Company, Inc.

By:	/s/ C. Michael Carter
Name: C. Michael Carter Title: President & COO

David H. Murdock

By:	/s/ David H. Murdock
Name: David H. Murdock

DFC Holdings, LLC

By:	/s/ David H. Murdock
Name: David H. Murdock Title: Manager

DFC Merger Corp.

By:	/s/ David H. Murdock
Name: David H. Murdock Title: President

Castle & Cooke Investments, Inc.

By:	/s/ Scott Griswold
Name: Scott Griswold Title: Executive Vice President

Castle & Cooke Holdings, Inc.

By:	/s/ Scott Griswold
Name: Scott Griswold Title: Executive Vice President

David H. Murdock Living Trust dated May 28, 1986, as amended

By:	/s/ David H. Murdock
Name: David H. Murdock
Title: Trustee